                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                     CALIFORNIA REAL ESTATE INVESTMENT TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST
                              PAR VALUE $1.00/SHARE
                         (Title of Class of Securities)

                                   130559-10-7
                                 (CUSIP Number)

                                 JOSEPH M. MOCK
                                PRESIDENT AND CEO
                         THE PEREGRINE REAL ESTATE TRUST
                            1300 ETHAN WAY, SUITE 200
                            SACRAMENTO, CA 95825-2211
                                 (916) 929-8244
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JANUARY 3, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON:

         The Peregrine Real Estate Trust, a California business trust formerly known as Commonwealth Equity Trust ("Peregrine") I.R.S. Employer Identification No. 94-2255677

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         (7)      SOLE VOTING POWER:                    0  (See Item 5)

         (8)      SHARED VOTING POWER:                  0

         (9)      SOLE DISPOSITIVE POWER:               0  (See Item 5)

         (10)     SHARED DISPOSITIVE POWER:             0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         0  (See Item 5)

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         0  (See Item 5)

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements (i) the Schedule 13D filed with the Securities and Exchange Commission on August 24, 1989, and (ii) the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 4, 1994, each filed by the Reporting Person (under the Reporting Person's former name).

ITEM 2.       IDENTITY AND BACKGROUND

         Item 2 is hereby deleted in its entirety and the following substituted therefor:

(a), (b), (c)

         This Amendment to Schedule 13D is being filed by The Peregrine Real Estate Trust, formerly known as Commonwealth Equity Trust ("Peregrine"). Peregrine's principal business is to acquire, own and finance real property and mortgage investments. Peregrine's principal office is located at 1300 Ethan Way, Suite 200 Sacramento, Ca 95825-2211.

         The Board of Trustees of Peregrine consists of four natural persons, E. Lawrence Hill, Jr., John McMahan, John F. Salmon, and Kenneth T. Seeger.

         John McMahan, the Chairman of the Peregrine Board of Trustees, is President of John McMahan Associates, Inc., a San Francisco-based real estate consulting firm. Mr. McMahan and John McMahan Associates, Inc. have their principal business address at One Embarcadero Center, Suite 2930, San Francisco, CA 94111.

         E. Lawrence Hill, Jr., a member of the Peregrine Board of Trustees, is the President of Hickey & Hill, Inc., a turnaround and workout specialty firm based in the San Francisco Bay Area. Mr. Hill and Hickey & Hill, Inc. have their principal business address at 3685 Mt. Diablo Boulevard, Suite 171, Lafayette, CA 94549.

         John F. Salmon, a member of the Peregrine Board of Trustees, has a principal business address at 64 Ridgeview Drive, Atherton, CA 94027. Mr. Salmon's principal occupation is as an independent real estate consultant.

         Kenneth T. Seeger, a member of the Peregrine Board of Trustees, is a Principal in the The Presidio Group, a real estate asset management, consulting and development company based in the San Francisco Bay Area. Mr. Seeger and The Presidio Group have their principal business address at 44 Montgomery Street, Suite 1300, San Francisco, CA 94104.

(d) Neither Peregrine nor any member of its Board of Trustees has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Peregrine nor any member of its Board of Trustees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction involving the federal or state securities laws.

(f) Peregrine is a business trust organized under the laws of the State of California. Each member of the Board of Trustees of Peregrine is a United States citizen.

ITEM 4.       PURPOSE OF THE TRANSACTION

         Item 4 is hereby deleted in its entirety.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby deleted in its entirety and the following substituted therefor:

(a)      Not applicable.

(b)      Not applicable.

(c) Peregrine sold all of its common shares of beneficial interest of the Issuer, equal to 6,939,593 shares, on January 3, 1997, to CalREIT Investors Limited Partnership, an Illinois limited partnership ("Buyer"), pursuant to a Stock Purchase Agreement between Peregrine and Buyer. The purchase price for the shares was $20,222,011, or approximately $2.91 per share of the Issuer, paid in cash on January 3, 1997.

(d)      Not applicable.

(e)      January 3, 1997.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A       Schedule 13D filed in paper format by Peregrine (under
         its former name) with the Securities and Exchange Commission on August 24, 1989 (not including the paper format exhibits thereto).

         Exhibit B       Amendment No. 1 to Schedule 13D filed in paper format
         by Peregrine (under its former name) with the Securities and Exchange Commission on May 4, 1994 (not including the paper format exhibits thereto).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 13, 1997

                                                     /s/ Joseph M. Mock

                                                     JOSEPH M. MOCK
                                                     PRESIDENT AND CEO

                                    Exhibit A

Schedule 13D, filed on August 24, 1989, not including the paper format exhibits thereto

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934,

                    CALIFORNIA REAL ESTATE INVESTMENT TRUST
                    ---------------------------------------
                                (Name of Issuer)

          COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $1.00/SHARE
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                  130559-10-7
                          -----------------------------
                                 (CUSIP Number)              [Processed Seal]

                               Jeffrey B. Berger
                           Commonwealth Equity Trust
                             705 University Avenue
                         Sacramento, California  95825
                                 (916) 929-8244
          -------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 18, 1989
                          ----------------------------
            (Date of Event which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /x/.


                                        Sequential Page: 1 of 21
                                        Exhibit Index: Page 12

CUSIP No. 130559-10-7

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commonwealth Equity Trust, a California business trust, I.R.S.
     ID No. 94-2255677
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)/ /
                                                                         (b)/ /


--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS

     WC  00
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           / /
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:

        California
--------------------------------------------------------------------------------
               (7)   SOLE VOTING POWER:

                        7,023,799
 NUMBER OF
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY      (8)   SHARED VOTING POWER:
   EACH
 REPORTING              0
  PERSON       -----------------------------------------------------------------
   WITH        (9)   SOLE DISPOSITIVE POWER:

                        7,023,799
               -----------------------------------------------------------------
               (10)  SHARED DISPOSITIVE POWER:

                        0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        7,023,799
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:     / /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

   77.5% of Common Shares of Beneficial Interest, par value $1.00 per share
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON:

        00
--------------------------------------------------------------------------------





                                       2.

Item 1.         SECURITY AND ISSUER.

                This Schedule 13D relates to ownership of Common Shares of Beneficial Interest, par value $1.00 per share ("Common Shares"), of California Real Estate Investment Trust, a California business trust ("Cal REIT"), whose principal executive offices are located at 705 University Avenue, Sacramento, California 95825.

Item 2.         IDENTITY AND BACKGROUND.

                This schedule is being filed by Commonwealth Equity Trust ("CET"), a California business trust formed in compliance with Section 23000 et seq. of the California Corporations Code. CET acquires and holds real property for investment purposes and operates in a manner so as to qualify as a real estate investment trust under Section 856 et seq. of the United States Internal Revenue Code of 1986, as amended. CET's principal executive office is located at 705 University Avenue, Sacramento, CA 95825. CET has no employees.

                Doris A. Alexis, President of the CET Board of Trustees, resides at 1179 Theo Way, Sacramento, California 95822. Ms. Alexis presently serves as Senior Consultant to the National Traffic Safety Institute, as a member of the Advisory Council to Californians for Drug Free Youth, and as a member of the Board of Directors of Travellers Aid of Sacramento. Ms. Alexis was Director of the California Department of Motor Vehicles from 1977 until her retirement in 1983. She is United States citizen and has served as a Trustee since 1979.

                William D. Markenson, Trustee, is a partner of the law firm of Nossaman, Guthner, Knox & Elliott, 445 S. Figueroa Avenue, 31st Floor, Los Angeles, California 90071. Mr. Markenson has specialized in securities law, financing and general business law at that firm for over 18 years. He is a United States citizen and has served as a Trustee since 1985.

                Richard Rathfon, Trustee, resides at 1402-51st Street, Sacramento, California 95819. He was the Sacramento City Manager from 1968 until his retirement in 1976. He currently serves as Chairman, Capital Area Development Authority, 1230 "N" Street, Sacramento, California 95814, a public agency and joint powers authority whose principal


                                       3.

business is management of publicly-owned properties. Mr. Rathforn is a United States citizen. He has served as a Trustee since 1980.

        Albert S. Rodda, Trustee, resides at 3636 West Curtis Drive, Sacramento, California 95815. Formerly a California State Senator and Professor of American History and Economics at Sacramento City College, Mr. Rodda has been retired since 1983 and has served as a Trustee since 1983. Mr. Rodda is a United States citizen.

        Jeffrey B. Berger, Trustee and Secretary, is the only officer of the Trust. He has served as Secretary since January 1981 and as a Trustee since May 1989. Mr. Berger is President and Chairman of the Board of Directors of CET's investment advisor, B & B Property Investment, Development and Management Company, Inc., 705 University Avenue, Sacramento, California 95825. He also is President and Chairman of the Board of Trustees of Cal REIT. He has over 18 years of experience in real estate and business management and marketing. Mr. Berger also is the sole director of Commonwealth Capital Formation, Inc. and a General Partner of Commonwealth Growth Fund I and Commonwealth Growth Fund II. Mr. Berger received his B.A. degree from the University of California at Davis in 1974 and his Juris Doctor degree from Western State University College of Law in 1978. He is a United States citizen and a member of the State Bar of California and the American Bar Association.

        Neither CET nor any of its officers, trustees or key employees has been convicted in any criminal proceeding during the last five years.

        During the last five years, neither CET nor any of its officers, trustees or key employees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which either CET, or any of its officers, trustees or key employees, was subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.


                                       4.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        CET has acquired Cal REIT Common Shares in two concurrent transactions. Consideration for a block of 4,772,337 Common Shares consisted of 5,302,597 shares of Class A Common Stock, par value of $.01 per share ("Common Stock"), of the B.B. Real Estate Investment Corporation, a Delaware corporation ("B.B. Real Estate"). The B.B. Real Estate Common Stock was exchanged for the Cal REIT Common Shares in a merger of B.B. Real Estate, a 82.7% owned subsidiary of Cal REIT, with and into BBR Acquisition Corporation, a Delaware corporation ("Cal REIT Sub") and wholly owned subsidiary of Cal REIT, in which Cal REIT Sub was the surviving entity. Pursuant to the Agreement and Plan of Reorganization ("Merger Agreement") among Cal REIT, B.B. Real Estate and Cal REIT Sub, on consummation of the merger, each shareholder of B.B. Real Estate acquired .9 of a Cal REIT Common Share for each outstanding share of B.B. Real Estate Common Stock. The Merger Agreement has previously been filed with the Commission as Exhibit A to the Joint Proxy Statements of Cal REIT and B.B. Real Estate and Prospectus of Cal REIT ("Prospectus"), filed on June 23, 1989 as part of Amendment No. 3 to Cal REIT's Registration Statement on Form S-4, and is incorporated by this reference. The merger became effective on July 18, 1989.

        CET's 82.7% interest in B.B. Real Estate was acquired in May 1988 and July 1988 pursuant to a two step tender offer and recapitalization plan. As disclosed in Item 4 of CET's Schedule 14D-1, filed April 16, 1988 (a copy of which is attached hereto and incorporated herein by this reference), CET borrowed $15 million of the consideration needed to consummate the tender offer and recapitalization plan pursuant to its unsecured revolving Credit Agreement ("Credit Agreement") with Bank of America National Trust and Savings Association. A copy of the Credit Agreement has previously been filed as Exhibit B to CET's Schedule 14D-1 and is incorporated by this reference. The Credit Agreement was renewed without material change on April 30, 1988 and April 30, 1989. Approximately $14 million has been paid against funds advanced under the Credit Agreement for the acquisition of B.B. Real Estate Common Stock and CET has borrowed additional sums under the Credit Agreement for unrelated purposes and transactions.

        In the second transaction, on July 18, 1989, CET acquired 2,251,462 Cal REIT Common Shares at $6.40 per share pursuant to a Stock Purchase Agreement between CET and Cal


                                       5.

REIT. Consideration consisted of $14,384,789.51 in purchase money notes receivable and senior beneficial interests in such notes and cash in the amount of $24,570.49 (representing principal reductions in the notes receivable between execution and consummation of the Stock Purchase Agreement). A copy of the Stock Purchase Agreement has previously been filed with the Commission as Exhibit E to the Prospectus and is incorporated herein by this reference.

Item 4. PURPOSE OF TRANSACTION.

        The transactions reported on herein constitute part of a two-step tender offer by B.B. Real Estate for the outstanding Cal REIT Common Shares and the subsequent merger of B.B. Real Estate, a majority owned subsidiary of CET prior to the merger, with and into a wholly owned subsidiary of Cal REIT, in which B.B. Real Estate was the non-surviving entity. In December 1988, B.B. Real Estate acquired 79.2% of the outstanding Cal REIT Common Shares in a tender offer for all of the outstanding Common Shares. As disclosed in the section of B.B. Real Estate's Offer to Purchase entitled "Purpose and Effects of the Offer and the Merger" (previously filed with the Commission as Exhibit A, pages 3-4, to B.B. Real Estate's Schedule 14D-1, filed November 10, 1988, and incorporated by this referenced), at the time of the tender offer. B.B. Real Estate disclosed its intention to effect a merger involving Cal REIT if it acquired a majority of Cal REIT's outstanding Common Shares in the tender offer. After consummation of the tender offer, Cal REIT's Board of Trustees appointed B.B. Real Estate's nominees to Cal REIT's Board of Directors and resigned.

        On June 14, 1989, Cal REIT, B.B. Real Estate and Cal REIT Sub entered into the Merger Agreement described in Item 3 hereof. The Merger Agreement was submitted to and approved by shareholders of B.B. Real Estate and Cal REIT at meetings held on July 17, 1989. CET, the majority shareholder of B.B. Real Estate, and B.B. Real Estate, the majority shareholder of Cal REIT, each voted to approve the Merger Agreement. The merger became effective on July 18, 1989 on filing of a Certificate of Merger with the Delaware Secretary of State.

        Concurrently with the vote on the Merger Agreement, the shareholders of Cal REIT also voted for amendments to Cal REIT's Declaration of Trust (a) reducing the size of the Board from a range of 7-13 trustees to a range of 3-7 trustees (the exact size to be determined by resolution of the Board from time to time); (b) eliminating the classes of


                                       6.

trustees; and (c) removing the requirement that, if only three Trustees are incumbent, action of the Trust must be by unanimous vote. The amendments were submitted to and approved by Cal REIT's shareholders at the meeting held on July 17, 1989. B.B. Real Estate voted to approve the amendments to Cal REIT's Declaration of Trust.

        On June 14, 1989, CET and Cal REIT also executed the Stock Purchase Agreement described in Item 3, conditioned on consummation of the merger, providing for Cal REIT to acquire $14.4 million in purchase money notes receivable from CET in consideration of Cal REIT Common Shares. CET and Cal REIT entered into the Stock Purchase Agreement to increase the income of the combined companies on a pro forma basis so that Cal REIT would continue to be eligible for listing on the New York Stock Exchange, Inc. after the merger. The Stock Purchase Agreement was submitted to and approved by shareholders of Cal REIT at the meeting held on July 17, 1989. B.B. Real Estate voted to approve the Stock Purchase Agreement.

        CET has acquired a controlling interest in Cal REIT for investment purposes and not with a view to distribution. Certain former shareholders of B.B. Real Estate (representing approximately 1% of the outstanding shares of B.B. Real Estate at the Effective Time of the Merger) have purported to exercise dissenter's rights in connection with the Merger. In an effort to resolve the issue, CET, Cal REIT and the shareholders have engaged in discussions respecting the possibility that CET or Cal REIT will purchase the shares but no formal agreement has yet been reached by the parties. Subject to the foregoing, CET has no current plans or proposals which relate to or would result in (a) the acquisition or disposition of securities of Cal REIT; (b) any extraordinary corporate transaction; (c) the sale or transfer of a material amount of the assets of Cal REIT or any of its subsidiaries; (d) any change in the present board of trustees or management of Cal REIT; (e) any material change in the present capitalization or dividend policy of Cal REIT; (f) any other material change in Cal REIT's business or corporate structure; (g) changes in Cal REIT's Declaration of Trust or bylaws or other actions which may impede acquisition of control of Cal REIT; (h) causing a class of securities of the issuer to be delisted from a national securities exchange; (i) a class of securities becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.



                                       7.

        Notwithstanding the foregoing, immediately following the effective time of the merger, Cal REIT Sub repaid $13.4 million of the loan obtained by B.B. Real Estate to finance its acquisition of a majority interest in Cal REIT's Common Shares. Reference is made to the Prospectus sections entitled "The Merger--Reasons for the Merger and the Recapitalization Plan" and "The Merger--Recommendation of Cal REIT's Board of Trustees and B.B. Real Estate's Board of Directors," copies of which are attached hereto and incorporated herein by this reference.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        CET beneficially owns 7,023,799 Common Shares or 77.5% of the 9,062,967 currently issued and outstanding Common Shares of Beneficial Interest of Cal REIT.

        Jeffrey B. Berger, Trustee and Secretary of CET and President and Chairman of the Board of Trustees of Cal REIT, beneficially owns 244,070 Common Shares or 2.69% of Cal REIT's outstanding Common Shares of Beneficial Interest, of which 221,570 Common Shares are subject to currently exercisable employee options to purchase such shares. Mr. Berger was granted an option to purchase 59,000 shares of B.B. Real Estate Common Stock at $4.625 per share in May 1988 by the Independent Directors of B.B. Real Estate. At the effective time of the Merger, the option was converted into a right to purchase 53,100 Cal REIT Common Shares at $5.139 per share. Mr. Berger also was granted options to purchase 98,470 Cal REIT Common Shares at $4.125 per share by the Independent Trustees of Cal REIT on June 14, 1989 and options to purchase 70,000 Cal REIT Common Shares at $4.00 per share by the Independent Trustees on July 18, 1989.

        Harold J. Gentner, Secretary of Cal REIT, and Gregory E. Crissman, Chief Financial Officer of Cal REIT, were each granted currently exercisable employee options to purchase 20,000 Cal REIT Common Shares at $4.00 per share by Cal REIT's Independent Trustees in July 1989. Mr. Gentner and Mr. Crissman each have sole dispositive and voting power with respect to the shares which may be acquired on exercise of these options.

        Except as set forth above, neither CET nor any associate or majority-owned subsidiary of CET, nor any person named in response to Item 2, has any beneficial interest in or right to acquire any Common Shares of Cal REIT.

                                       8.

        Pursuant to the terms of its Declaration of Trust, CET may act only by majority vote of its five-person Board of Trustees. Consequently, CET's Trustees share all power with respect to voting or disposition of Cal REIT's Common Shares and each individual Trustee expressly disclaims beneficial ownership of such shares.

        Jeffrey B. Berger has sole dispositive and voting power with respect to the 193,100 Common Shares which he may acquire pursuant to exercise of options to purchase such shares. Of the remaining 22,500 Common Shares beneficially owned by Mr. Berger, 11,880 Common Shares are held in his individual retirement account and 10,620 Common Shares are held in a general partnership account of which Mr. Berger and another individual are the sole partners.

        Except as reported in this Schedule, neither CET nor Mr. Berger nor any affiliate or associate of them, has effected any transaction in the class of securities reported on during the last sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2, and between such persons and any person, with respect to any securities of the issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.     Description

    A Agreement and Plan of Reorganization among California Real Estate Investment Trust, The B.B. Real Estate Investment Corporation and BBR Acquisition Corporation, dated June 14, 1989 (previously filed with the Commission as Exhibit A to the Joint Proxy Statements of Cal REIT and B.B. Real Estate and Prospectus of Cal REIT, constituting a part of Amendment No. 3, filed June 23, 1989, to Cal REIT's Registration Statement on Form S-4, and incorporated herein by this reference pursuant to the provisions of Rule 12b-32)

                                       9.

    B Item 4 of Schedule 14D-1 of Commonwealth Equity Trust, filed April 18, 1988 (previously filed, attached hereto and incorporated herein by reference pursuant to the provisions of Rule 12b-23)

    C Credit Agreement between Commonwealth Equity Trust and Bank of America National Trust & Savings Association (previously filed with the Commission as Exhibit B to CET's Schedule 14D-1, filed April 18, 1988, and incorporated herein by this reference pursuant to Rule 12b-32)

    D Stock Purchase Agreement between Commonwealth Equity Trust and California Real Estate Investment Trust, dated June 14, 1989 (previously filed with the Commission as Exhibit E to the Joint Proxy Statements of Cal REIT and B.B. Real Estate and Prospectus of Cal REIT, constituting a part of Amendment No. 3, filed June 23, 1989, to Cal REIT's Registration Statement on Form S-4, and incorporated herein by this reference pursuant to the provisions of Rule 12b-32)

    E Offer to Purchase for Cash All Outstanding Shares of California Real Estate Investment Trust by The B.B. Real Estate Investment Corporation (previously filed with the Commission as Exhibit A, pages 3-4, to B.B. Real Estate's Schedule 14D-1, filed November 10, 1988, and incorporated herein by this reference pursuant to the provisions of Rule 12b-32)

    F Prospectus sections entitled "The Merger--Reasons for the Merger and the Recapitalization Plan" and "The Merger--Recommendation of Cal REIT's Board of Trustees and B.B. Real Estate's Board of Directors" (previously filed with the Commission as part of the Prospectus of Cal REIT constituting part of Cal REIT's Registration Statement on Form S-4, attached hereto and incorporated by reference pursuant to the provisions of Rule 12b-23)

                                      10.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 17, 1989

                                        COMMONWEALTH EQUITY TRUST


                                        By: /s/ JEFFREY B. BERGER
                                            ---------------------
                                            Jeffrey B. Berger
                                            Secretary and Trustee


                                       11.

                                 EXHIBIT INDEX


Exhibit                                                Sequential
  No.              Description                          Page Number

  A             Agreement and Plan of Reorganization          N/A
                among California Real Estate Investment
                Trust, The B.B. Real Estate Investment
                Corporation and BBR Acquisition
                Corporation, dated June 14, 1989
                (previously filed with the Commission as
                Exhibit A to the Joint Proxy Statements
                of Cal REIT and B.B. Real Estate and
                Prospectus of Cal REIT, constituting a
                part of Amendment No. 3, filed June 23,
                1989, to Cal REIT's Registration
                Statement on Form S-4, and incorporated
                herein by this reference pursuant to the
                provisions of Rule 12b-32)

  B             Item 4 of Schedule 14D-1 of Commonwealth       14
                Equity Trust, filed April 18, 1988
                (previously filed, attached hereto and
                incorporated herein by reference pursuant
                to the provisions of Rule 12b-23)

  C             Credit Agreement between Commonwealth          N/A
                Equity Trust and Bank of America National
                Trust & Savings Association (previously
                filed with the Commission as Exhibit B to
                CET's Schedule 14D-1, filed April 18,
                1988, and incorporated herein by this
                reference pursuant to Rule 12b-32)

  D             Stock Purchase Agreement between               N/A
                Commonwealth Equity Trust and California
                Real Estate Investment Trust, dated June
                14, 1989 (previously filed with the
                Commission as Exhibit E to the Joint
                Proxy Statements of Cal REIT and B.B.
                Real Estate and Prospectus of Cal REIT,
                constituting a part of Amendment No. 3,
                filed June 23, 1989, to Cal REIT's
                Registration Statement on Form S-4, and
                incorporated herein by this reference
                pursuant to the provisions of Rule 12b-32)

                                      12.

  E             Offer to Purchase for Cash All Outstanding     N/A
                Shares of California Real Estate
                Investment Trust by The B.B. Real Estate
                Investment Corporation (previously filed
                with the Commission as Exhibit A, pages
                3-4, to B.B. Real Estate's Schedule
                14D-1, filed November 10, 1988, and
                incorporated herein by this reference
                pursuant to the provisions of Rule 12b-32)

  F             Prospectus sections entitled "The Merger--      17
                Reasons for the Merger and the
                Recapitalization Plan" and "The
                Merger--Recommendation of Cal REIT's
                Board of Trustees and B.B. Real Estate's
                Board of Directors" (previously filed
                with the Commission as part of the
                Prospectus of Cal REIT constituting part
                of Cal REIT's Registration Statement on
                Form S-4, attached hereto and
                incorporated by reference pursuant to the
                provisions of the Rule 12b-23)


                                 13.

                                    Exhibit B

Amendment No. 1 to Schedule 13D, filed on May 4, 1994, not including the paper format exhibits thereto

                                                   -----------------------------
                                                    OMB NUMBER:    3235-0145
                                                    EXPIRES: AUGUST 31, 1991
                                                    ESTIMATED AVERAGE BURDEN
                                                    HOURS PER RESPONSE..1490
                                                   -----------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   1  )*
                                              -----

                    CALIFORNIA REAL ESTATE INVESTMENT TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

          COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $1.00/SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  130559-10-7
             ------------------------------------------------------
                                 (CUSIP Number)

                FRANK MORROW
                705 UNIVERSITY AVENUE, SUITE A
                SACRAMENTO, CA 95825
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 14, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               PAGE 1 OF 11 PAGES

                                  SCHEDULE 13D


CUSIP NO. 130559-10-7                                        Page 2 of 11 Pages

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        I.R.S. ID. NO. 94-2255677

     COMMONWEALTH EQUITY TRUST, A CALIFORNIA BUSINESS TRUST
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /  /
                                                                      (b) /  /

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC       00
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                                   /  /

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
   NUMBER OF         7
    SHARES                      7,023,799
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY              SHARED VOTING POWER
     EACH            8
  REPORTING                     0
   PERSON          -------------------------------------------------------------
    WITH                 SOLE DISPOSITIVE POWER
                     9
                                7,023,799
                   -------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                    10
                                0
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          7,023,799
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        /  /

--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        77.5% OF COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $1.00/PER SHARE
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14
        00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 130559 10 7                 13D                    PAGE 3 OF 11 PAGES


The Statement on Schedule 13D dated August 17, 1989 is hereby amended as follows:

Item 2. Identify and Background

        Item 2 is hereby deleted in its entirety and the following substituted therefor:

        "This schedule is being filed by Commonwealth Equity Trust ("CET"), a California business trust formed in compliance with Section 23000 et seq. of the California Corporations Code. CET acquires and holds real property for investment purposes.

        Doris V. Alexis, President of the CET Board of Trustees, resides at 1179 Theo Way, Sacramento, CA 95822. Ms. Alexis formerly served as the Director of the California Department of Motor Vehicles. She was appointed to that position by the Governor in 1977 after 23 years of service with the Department of Motor Vehicles. She has experience in management, planning and budgeting and is currently a senior consultant to the National Traffic Safety Institute and a member of the Advisory Council to Californians for Drug Free Youth. She is the past President of the Board of Directors of the YWCA. She is a United States citizen and has served as trustee since 1979.

        Howard E. Cohn, trustee, resides at 8620 Los Lagos Circle, Loomis, CA 95650. Mr. Cohn is the Operations Manager

CUSIP NO. 130559 10 7                  13D                   PAGE 4 OF 11 PAGES


        of CET. Mr. Cohn formerly served in the capacity of general counsel for CET. Mr. Cohn is a United States citizen and has served as a trustee since 1992.

                Steven H. Gold, trustee, has a business address at 11755 Wilshire Boulevard, Suite 860, Los Angeles, CA 90025. Mr. Gold is Chairman and Chief Financial Officer of Center Financial Group, which arranges debt and equity financing. Center Financial Group is located at 11755 Wilshire Boulevard, Suite 860, Los Angeles, CA 90025. Mr. Gold specializes in financing major real estate developments including income and residential properties. He also originates joint ventures for developers with institutional partners. Mr. Gold writes regularly for real estate publications on real estate investment and financing. He has lectured at major universities and has given seminars throughout the United States, Canada and Western Europe on these topics. He is a Chairman of the Real Estate Advisory Board of UCLA and is a member of the Dean's Council of the UCLA School of Architecture and Urban Planning. He is a director of numerous civic organizations, including the Anti-Defamation League, The United Jewish Appeal and the Guardians.

                Richard Rathfon, trustee, resides at 1402-51st Street, Sacramento, CA 95819. Mr. Rathfon, now retired, was the Sacramento City Manager from 1968 to 1976. He has over 31 years of diversified experience in housing, architecture and

CUSIP NO. 130559 10 7                 13D                   PAGE 5 OF 11 PAGES



     urban planning. He is currently Chairman of the Capital Area Development Authority. Mr. Rathfon is a United States citizen and has served as a trustee since 1980.

          Albert S. Rodda, trustee, resides at 3636 West Curtis Drive, Sacramento, CA 95815. Mr. Rodda taught American History and Principles of Economics for 20 years at Sacramento City College. He served as Senator in the California State Senate for 22 years and as an Executive Secretary of the California Commission on State Finance for two years. Mr. Rodda is a United States citizen and has served as a trustee since 1983.

          Frank A. Morrow, chief executive officer of CET, has a business address at 705 University Avenue, Suite A, Sacramento, CA 95825. Mr. Morrow has been president of FAMA Management, Inc. since 1984. FAMA provides management consulting and advisory services, specializing in the real estate industry. Mr. Morrow has a contract to serve as the interim Chief Executive Officer of Commonwealth Equity Trust from March 1994 to July 1994, subject to the approval of the Federal Bankruptcy Court. Mr. Morrow is a United States citizen.

          Mark Bennett resides at 7754 Quincewood Circle, Citrus Heights, CA 95621. Mr. Bennett is the General Manager of Accounting for CET.
     Mr. Bennett formerly served as Chief Financial Officer of B&B Property Investment, Development and

CUSIP NO. 130559 10 7                13D                     PAGE 6 OF 11 PAGES

        Management Company, Inc., the former advisor for CET. He also served as Chief Financial Officer of Cal REIT during 1993. Mr. Bennett served with the national accounting firm of Ernst & Whinney prior to his position with B&B Property. Mr. Bennett is a United States citizen.

                Neither CET nor any of its officers, trustees or controlling persons has been convicted in any criminal proceeding during the last five years.

                During the last five years, neither CET nor any of its officers, trustees, or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which either CET, or any of its officers, trustees or controlling persons, was subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation of such laws."

Item 4.         Purpose of Transaction
--------------------------------------

                Item 4 is hereby amended by deleting the last sentence of the penultimate paragraph of this Item and by adding the following paragraph at the end of Item 4:

                "On August 2, 1993 CET filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court Eastern

CUSIP NO. 130559 10 7                        13D             PAGE 7 OF 11 PAGES

        District of California, Case No. 93-26727-C11. Since that time all activities of CET have been subject to bankruptcy court approval. It is currently anticipated that an amended plan of reorganization will be filed with the bankruptcy court which will name as post-reorganization trustees of CET four independent, unaffiliated persons and Mr. Frank Morrow, the recently appointed Chief Executive Officer of CET. Accordingly, CET is not certain what decisions will be made by the new board of trustees concerning Cal REIT. Although a prior draft of CET's Disclosure Statement filed with the Bankruptcy Court (which was not approved) contemplated a reorganized CET combining its operations with those of Cal Reit, it had been CET's intention to preserve the status quo pending the achievement of an approved Plan of Reorganization. However, on March 31, 1994 Cal Reit filed its Annual Report on Form 10-K which showed significant reductions in assets while at the same time showing a significant increase in management and advisory fees on that reduced asset base. In addition, CET was informed that management of Cal Reit was taking steps to sell substantially all of the properties of Cal Reit. Some of those transactions CET learned, would generate no cash for Cal Reit but would generate substantial commissions and fees. Therefore, on April 14, in an emergency meeting, CET voted its shares of Cal Reit to remove the existing trustees and officers of Cal Reit, replaced them with Mr. Frank Morrow, Mr.

CUSIP NO. 130559  10  7               13D                     PAGE 8 OF 11 PAGES


        Mark Bennett and Mr. Howard Cohn and took control of Cal Reit. CET also secured a temporary restraining order from the Bankruptcy Court freezing all of Cal Reit's accounts and preventing the dissipation of its assets.

                Although there is no current plan or proposal to do any of the following, in the wake of these events, CET, through its existing board of trustees or through the reorganized board of trustees, may take action to combine its operations with those of Cal REIT. This combination may take the form of a formal merger or other transaction pursuant to which the surviving entity (either Reorganization CET or Cal
        REIT) will be vested with all of the assets and be subject to all of the liabilities of both entities. If for any reason it is impractical or undesirable to combine the two entities for tax or other reasons, Reorganized CET may use its existing 77% equity ownership interest in Cal REIT to elect a new board of trustees and cause Cal REIT to distribute substantially all of its free cash flow to Reorganized CET and the other shareholders of Cal REIT. CET believes that economies of scale can be realized by combining certain management and administrative functions, either by hiring the same investment advisor and property manager for the two entities or by utilizing common employees, shared offices and other shared overhead, or by a combination of these methods. In addition, to accomplish these goals or any other post-reorganization

CUSIP NO. 130559 10 7                   13D                   PAGE 9 OF 11 PAGES


        objectives CET may adopt plans or submit proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of Cal REIT, or the disposition of securities of Cal REIT;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cal REIT or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of Cal REIT or any of its subsidiaries;

            (d) A change in the present board of trustees or management of Cal REIT, including changing the number of or term of trustees or filling existing vacancies, if any, on the board;

            (e) A material change in the present capitalization or dividend policy of Cal REIT;

            (f) A material change in Cal REIT's business or organizational structure;

            (g) Changes in Cal REIT's charter, bylaws or governing trust instrument or other actions which may impede the acquisition of control of Cal REIT by any person;

            (h) Cal REIT's securities being delisted from the New York Stock Exchange;

            (i) The equity securities of Cal REIT becoming eligible for termination of registration pursuant to Section

CUSIP NO. 130559 10 7                 13D                  PAGE 10 OF 11 PAGES


                12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                (j)  Any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer
----------------------------------------------------

                Item 5 is deleted in its entirety and the following substituted therefor:

                "CET beneficially owns 7,023,799 Common Shares or 77.5% of the 9,062,967 currently issued and outstanding Common Shares of Beneficial Interest of Cal REIT.

                Except as set forth above, neither CET nor any majority-owned subsidiary of CET, nor any person named in response to Item 2, has any beneficial interest in or right to acquire any Common Shares of Cal REIT.

                Pursuant to the terms of its Declaration of Trust, CET may act only by majority vote of its five-person board of trustees. Consequently, CET's trustees share all power with respect to voting or disposition of Cal REIT's Common Shares and each individual Trustee expressly disclaims beneficial ownership of such shares.

                Except as reported in this Schedule, neither CET nor any majority owned subsidiary nor any person named in response to

CUSIP NO. 130559 10 7                 13D                   PAGE 11 OF 11 PAGES


     Item 2, has effected any transaction in the class of securities reported on during the last sixty days."


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DATE:  May 1, 1994
     ----------------


                                COMMONWEALTH EQUITY TRUST



                                By: /s/  Frank Morrow
                                   ---------------------------
                                   Frank Morrow
                                   Chief Executive Officer